UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   1-8641

Coeur Mining, Inc.
(Exact name of registrant as specified in its charter)

104 S. Michigan Suite 900 Chicago, Illinois 60603 (Address of Principal Executive Offices) (312) 489-5800 (Registrant's telephone number, including area code)
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Warrants Exercisable for Common Stock (expiring April 16, 2017)
 (Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	0

Pursuant to the requirements of the Securities Exchange Act of 1934, Coeur Mining, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 17, 2017	By:	/s/ Casey M. Nault
Name: Casey M. Nault
Title: Senior Vice President, General Counsel and Secretary